NAME OF REGISTRANT:
Franklin Real Estate Securities Trust
File No. 811-8034

EXHIBIT ITEM No. 77I(b): Terms of new or amended securities

The Franklin Real Estate Securitie Fund (the only series of the Registrant) currently offers four classes of shares, Class A, Class B, Class
C, and Advisor Class. Before January 1, 1999,
Class A shares were designated Class I and Class
C shares were designated Class II. The Franklin
Real Estate Securities Fund series began offering Class B shares on January 1, 1999.
The Registrant may offer additional classes of shares in the future. The full title of each class of Franklin Real Estate Securities Fund is:

* Franklin Real Estate Securities Fund - Class A
* Franklin Real Estate Securities Fund -  Class B
* Franklin Real Estate Securities Fund -  Class C
* Franklin Real Estate Securities Fund - Advisor
* Class

Shares of each class represent proportionate interests in the Registrant's assets. On matters that affect the Registrant as a whole, each class has the same voting and other rights and preferences as any other class. On matters that affect only one class, only shareholders of that class may vote. Each class votes separately on matters affecting only that class, or expressly required to be voted on separately by state or federal law. Shares of each class of a series have the same voting and other rights and preferences as the other classes and series of the trust for matters that affect the trust as a whole. Additional series may be offered in the future.